Exhibit 99.66

January 22, 2021	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Grande West Transportation Group Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Extraordinary General Meeting
Record Date for Notice of Meeting :	February 17, 2021
Record Date for Voting (if applicable) :	February 17, 2021
Beneficial Ownership Determination Date :	February 17, 2021
Meeting Date :	March 24, 2021
Meeting Location (if available) :	Aldergrove, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	38656C100	CA38656C1005

Sincerely,

Computershare

Agent for Grande West Transportation Group Inc.

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